UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL
OMB Number: 3235-0080
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-12644

Financial Security Assurance Holdings Ltd., New York Stock Exchange Inc,

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

31 West 52nd Street, New York, New York 10019, (212) 826-0100

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Security	NYSE Symbol	Maturity Date	CUSIP
6-7/8% Quarterly Interest Bonds due 2101	FSB	December 15, 2101	31769P 40 7
6.25% Notes due 2102	FSE	November 1, 2102	31769P 50 6
5.60% Notes due 2103	FSF	July 15, 2103	31769P 60 5

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange

Pursuant to the requirements of the Securities Exchange Act of 1934, Financial Security Assurance Holdings Ltd. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 21, 2009	By	/s/ Robert Mills	Chief Financial Officer
Date	Name		Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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